VEON Shareholders Re-elect Board at 2025 AGM, Founder Augie Fabela to Serve as Chairman New York and Dubai, May 8, 2025: VEON Ltd. (Nasdaq: VEON), a global digital operator (“VEON” or the “Company”), today held its Annual General Meeting (AGM) in New York City at Nasdaq Stock Market, where the Company is listed. With the AGM, the Company’s shareholders approved the recommended slate of seven directors as VEON’s incoming Board of Directors (the “Board”), re-electing the seven directors who served on VEON’s Board in the previous term. VEON welcomes back its founder Augie K Fabela II, Andrei Gusev, Rt. Hon. Sir Brandon Lewis CBE, Duncan Perry, 70th U.S. Secretary of State Michael R. Pompeo, Michiel Soeting and VEON Group CEO Kaan Terzioglu to the Board. Following the AGM, the new Board held its inaugural meeting, and re-elected VEON’s Founder Augie K Fabela II as the Chairman for a second term. “I am honored to serve VEON for another term as the Chairman of the Board along with our distinguished directors. We will continue to work with our Group CEO and the Management team to accelerate VEON’s growth in dynamic frontier markets, transforming our customers’ lives with AI-enabled digital services, cutting-edge technologies and new businesses,” said Augie K Fabela II. “On behalf of the Board and the Management teams of VEON, I want to thank our shareholders for their support for our Company and for their participation in our AGM. We all look forward to a new term that will take VEON to new heights with our great pioneering spirit, creating value for all our stakeholders.”

Holders of approximately 99.5% of VEON Ltd. shares were represented at the AGM. The Company laid before shareholders the report of the Company’s auditor and the audited financial statements of the Company for the financial year ended December 31, 2024. Shareholders also approved the re- appointment UHY LLP as external auditor of the Company’s financial statements for the financial year ended December 31, 2025, and confirmed the authority of the directors to fix the remuneration of UHY and such other audit firms as shall be necessary for compliance with law and regulation applicable to the Company. The profiles of VEON’s Board directors can be found on the Company’s website: www.veon.com About VEON VEON is Nasdaq-listed digital operator that provides connectivity and digital services to nearly 160 million customers. Operating across six countries that are home to more than 7% of the world’s population, VEON is transforming lives through technology-driven services that empower individuals and drive economic growth. For more information, visit: https://www.veon.com. Disclaimer This release contains “forward-looking statements,” as the phrase is defined in Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Forward-looking statements are not historical facts, and are inherently subject to risks and uncertainties, many of which VEON cannot predict with accuracy and some of which VEON might not anticipate. All statements contained in this press release that do not relate to matters of historical fact should be considered forward-looking statements, including, without limitation, statements relating to, among other things, the execution of VEON’s strategy. The forward-looking statements contained in this release speak only as of the date of this release. VEON does not undertake to publicly update, except as required by U.S. federal securities laws, any forward-looking statement to reflect events or circumstances after such dates or to reflect the occurrence of unanticipated events. Contact Information Hande Asik Group Director of Communications pr@veon.com